

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 15, 2017

<u>Via E-mail</u>
Winnie Wong
Chief Financial Officer
Alianza Minerals Ltd.
Suite 410-325 Howe Street
Vancouver, British Columbia
Canada V6C1Z7

> **Re:     Alianza Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended September 30, 2016**
> **Filed January 31, 2017**
> **File No. 000-55193**

Dear Ms. Wong:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2016

Report of Independent Registered Chartered Professional Accountants, page 120

1.      Your auditor, De Visser Gray LLP, refers to the other auditors' report dated December 18, 2014 on your financial statements for the year ended September 30, 2014.  However, we note that the other auditors' report included on page 121 is dated January 29, 2015.  Please have your auditor correct its reference to the date of the other auditors' report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining